SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 15, 2001

COCA-COLA ENTERPRISES INC.
(Exact name of registrant as specified in its charter)

DELAWARE	01-09300	58-0503352
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

2500 WINDY RIDGE PARKWAY, ATLANTA, GEORGIA 30339
(Address of principal executive offices, including zip code)

(770) 989-3000
(Registrant's telephone number, including area code)

Exhibit Index Page 4

Item 9. Regulation FD Disclosure

On October 15, 2001, the Company released pro forma financial
information for purposes of additional analysis of the acquisition of
Herb Coca-Cola.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES INC.
(Registrant)

Date: October 15, 2001   By:/s/ E. Liston Bishop III

                                              E. Liston Bishop III
                                              Vice President and
                                              Deputy General Counsel

EXHIBIT INDEX

EXHIBIT 99

INDEX TO COCA-COLA ENTERPRISES INC. PROFORMA
COMBINED CONDENSED FINANCIAL INFORMATION (UNAUDITED)

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Coca-Cola Enterprises Inc. Pro Forma Combined Condensed
  Financial Information (Unaudited):
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COCA-COLA ENTERPRISES INC.
NOTES TO PRO FORMA COMBINED CONDENSED
FINANCIAL INFORMATION (UNAUDITED)

INTRODUCTORY INFORMATION

The following unaudited pro forma combined condensed financial information sets forth the combined results of operations of Coca-Cola Enterprises Inc. (the "Company") and Hondo Incorporated and Herbco Enterprises, Inc. (collectively, "Herb Coca-Cola") assuming the Company purchased Herb Coca-Cola as of January 1, 2000. Although not required to be filed under the rules applicable to significant acquisitions, this pro forma financial information is provided for purposes of additional analysis of the effects of the acquisition of Herb Coca-Cola on the Company pursuant to Regulation FD.

On July 10, 2001 the Company completed the acquisition of 100 percent of the outstanding common and preferred shares of Herb Coca-Cola. The results of Herb's operations have been included in the Company's consolidated statements since July 1, 2001. Herb Coca-Cola was previously the third largest bottler of products of The Coca-Cola Company in the United States. As a result of the acquisition, the Company will sell approximately 80% of The Coca-Cola Company's bottle and can volume in the United States. The Company also expects cost savings and system rationalization as a result of the proximity of Herb Coca-Cola's operations to its existing territories.

The total transaction value was approximately $1.4 billion, including cash of approximately $1 billion and common stock of $400 million. The value of the 25 million shares issued was determined based on the average closing price of the Company's common shares over the two day period before and after the terms of the acquisition were finalized and agreed to. The total transaction value is comprised of approximately $1.3 billion for the bottling operations and $100 million for the value of incremental tax benefits associated with the structure of the transaction.

The following unaudited pro forma financial information should be read in conjunction with the Company's audited and unaudited financial statements, including the notes thereto, contained in: (i) the Coca-Cola Enterprises' Annual Report on Form 10-K for the year ended December 31, 2000 and (ii) Coca-Cola Enterprises' Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2000, June 30, 2000, September 29, 2000, March 30, 2001, and June 29, 2001.

The unaudited pro forma combined condensed statements of income for the six months ended June 29, 2001 and for the year ended December 31, 2000 and the unaudited pro forma combined condensed statements of income for each of the quarterly periods ended March 31, 2000, June 30, 2000, September 29, 2000, December 31, 2000, March 30, 2001, and June 29, 2001 present the combined operating results of the Company and Herb Coca-Cola as if the acquisition described above had occurred at the beginning of 2000. Certain reclassifications and adjustments have been made to the historical financial statements of Herb Coca-Cola to conform to the Company's financial presentation.

COCA-COLA ENTERPRISES INC.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 29, 2001
(UNAUDITED; IN MILLIONS, EXCEPT PER SHARE DATA)

	Coca-Cola Enterprises Six Months Ended June 29, 2001	Herb Coca-Cola Six Months Ended June 29, 2001	Pro Forma Adjustments	Pro Forma Combined
Net Operating Revenues	$ 7,457	$457	$ --	$ 7,914
Cost of Sales	4,613	284	--	4,897
Gross Profit	2,844	173	--	3,017
Selling, Delivery, and Administrative Expenses	2,507	167	(3)	2,671
Operating Income	337	6	3	346
Interest Expense, Net	380	6	24	410
Other Nonoperating Expense, Net	--	--	--	--
Loss Before Income Taxes	(43)	--	(21)	(64)
Income Tax Expense (Benefit)	(28)	--	(8)	(36)
Nonrecurring Income Tax (Benefit)	(46)	--	--	(46)
Net Income (Loss)	31	--	(13)	18
Preferred Stock Dividends	2	--	--	2
Net Income (Loss) Applicable to Common Shareowners	$ 29	$ --	$(13)	$ 16
Basic Average Common Shares Outstanding	419	--	25	444
Basic Net Income Per Share Applicable to Common Shareowners	$ 0.07	--	--	$ 0.04
Diluted Average Common Shares Outstanding	428	--	25	453
Diluted Net Income Per Share Applicable to Common Shareowners	$ 0.07	--	--	$ 0.04
Cash Operating Profit Data:				
Operating Income	$ 337	$ 6	$ 3	$ 346
Depreciation	437	23	--	460
Amortization	225	4	(3)	226
Cash Operating Profit	$ 999	$ 33	$ --	$ 1,032

The introductory information on Page 6 and the accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information on Page 15 are an integral part of these statements. Pro forma combined information should not be construed to be forecasts of future operating results.

COCA-COLA ENTERPRISES INC.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
FOR THE QUARTER ENDED JUNE 29, 2001
(UNAUDITED; IN MILLIONS, EXCEPT PER SHARE DATA)

	Coca-Cola Enterprises Quarter Ended June 29, 2001	Herb Coca-Cola Quarter Ended June 29, 2001	Pro Forma Adjustments	Pro Forma Combined
Net Operating Revenues	$ 4,105	$ 252	$ --	$ 4,357
Cost of Sales	2,545	156	--	2,701
Gross Profit	1,560	96	--	1,656
Selling, Delivery, and Administrative Expenses	1,289	95	(2)	1,382
Operating Income	271	1	2	274
Interest Expense, Net	188	2	13	203
Other Nonoperating Expense, Net	--	--	--	--
Income (Loss) Before Income Taxes	83	(1)	(11)	71
Income Tax Expense (Benefit)	14	--	(4)	10
Nonrecurring Income Tax (Benefit)	(46)	--	--	(46)
Net Income (Loss)	115	(1)	(7)	107
Preferred Stock Dividends	1	--	--	1
Net Income (Loss) Applicable to Common Shareowners	$ 114	$ (1)	$ (7)	$ 106
Basic Average Common Shares Outstanding	419	--	25	444
Basic Net Income Per Share Applicable to Common Shareowners	$ 0.27	--	--	$ 0.24
Diluted Average Common Shares Outstanding	427	--	25	452
Diluted Net Income Per Share Applicable to Common Shareowners	$ 0.27	--	--	$ 0.24
Cash Operating Profit Data:				
Operating Income	$ 271	$ 1	$ 2	$ 274
Depreciation	224	12	--	236
Amortization	113	2	(2)	113
Cash Operating Profit	$ 608	$ 15	$ --	$ 623

The introductory information on Page 6 and the accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information on Page 15 are an integral part of these statements. Pro forma combined information should not be construed to be forecasts of future operating results.

COCA-COLA ENTERPRISES INC.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
FOR THE QUARTER ENDED MARCH 30, 2001
(UNAUDITED; IN MILLIONS, EXCEPT PER SHARE DATA)

	Coca-Cola Enterprises Quarter Ended March 30, 2001	Herb Coca-Cola Quarter Ended March 30, 2001	Pro Forma Adjustments	Pro Forma Combined
Net Operating Revenues	$ 3,352	$ 205	$ --	$ 3,557
Cost of Sales	2,068	128	--	2,196
Gross Profit	1,284	77	--	1,361
Selling, Delivery, and Administrative Expenses	1,219	72	(1)	1,290
Operating Income	65	5	1	71
Interest Expense, Net	191	4	11	206
Other Nonoperating Expense, Net	--	--	--	--
Income (Loss) Before Income Taxes	(126)	1	(10)	(135)
Income Tax Expense (Benefit)	(42)	--	(4)	(46)
Nonrecurring Income Tax (Benefit)	--	--	--	--
Net Income (Loss)	(84)	1	(6)	(89)
Preferred Stock Dividends	1	--	--	1
Net Income (Loss) Applicable to Common Shareowners	$ (85)	$ 1	$ (6)	$ (90)
Basic Average Common Shares Outstanding	418	--	25	443
Basic Net Income (Loss) Per Share Applicable to Common Shareowners	$ (0.20)	--	--	$ (0.20)
Diluted Average Common Shares Outstanding	418	--	25	443
Diluted Net Income (Loss) Per Share Applicable to Common Shareowners	$ (0.20)	--	--	$ (0.20)
Cash Operating Profit Data:				
Operating Income	$ 65	$ 5	$ 1	$ 71
Depreciation	213	11	--	224
Amortization	113	2	(1)	114
Cash Operating Profit	$ 391	$ 18	$ --	$ 409

The introductory information on Page 6 and the accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information on Page 15 are an integral part of these statements. Pro forma combined information should not be construed to be forecasts of future operating results.

COCA-COLA ENTERPRISES INC.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2000
(UNAUDITED; IN MILLIONS, EXCEPT PER SHARE DATA)

	Coca-Cola Enterprises Year Ended December 31, 2000	Herb Coca-Cola Year Ended December 31, 2000	Pro Forma Adjustments	Pro Forma Combined
Net Operating Revenues	$ 14,750	$917	$ --	$ 15,667
Cost of Sales	9,083	555	--	9,638
Gross Profit	5,667	362	--	6,029
Selling, Delivery, and Administrative Expenses	4,541	280	(6)	4,815
Operating Income	1,126	82	6	1,214
Interest Expense, Net	791	15	43	849
Other Nonoperating Expense, Net	2	4	--	6
Income (Loss) Before Income Taxes	333	63	(37)	359
Income Tax Expense (Benefit)	111	--	10	121
Nonrecurring Income Tax (Benefit)	(14)	--	--	(14)
Net Income (Loss)	236	63	(47)	252
Preferred Stock Dividends	3	--	--	3
Net Income (Loss) Applicable to Common Shareowners	$ 233	$ 63	$ (47)	$ 249
Basic Average Common Shares Outstanding	419	--	25	444
Basic Net Income Per Share Applicable to Common Shareowners	$ 0.56	--	--	$ 0.56
Diluted Average Common Shares Outstanding	429	--	25	454
Diluted Net Income Per Share Applicable to Common Shareowners	$ 0.54	--	--	$ 0.55
Cash Operating Profit Data:				
Operating Income	$ 1,126	$ 82	$ 6	$ 1,214
Depreciation	810	42	--	852
Amortization	451	9	(6)	454
Cash Operating Profit	$ 2,387	$133	$ --	$ 2,520

The introductory information on Page 6 and the accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information on Page 15 are an integral part of these statements. Pro forma combined information should not be construed to be forecasts of future operating results.

COCA-COLA ENTERPRISES INC.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
FOR THE QUARTER ENDED DECEMBER 31, 2000
(UNAUDITED; IN MILLIONS, EXCEPT PER SHARE DATA)

	Coca-Cola Enterprises Quarter Ended December 31, 2000	Herb Coca-Cola Quarter Ended December 31, 2000	Pro Forma Adjustments	Pro Forma Combined
Net Operating Revenues	$ 3,561	$228	$ --	$ 3,789
Cost of Sales	2,219	133	--	2,352
Gross Profit	1,342	95	--	1,437
Selling, Delivery, and Administrative Expenses	1,142	68	(2)	1,208
Operating Income	200	27	2	229
Interest Expense, Net	197	5	10	212
Other Nonoperating Expense, Net	3	1	--	4
Income (Loss) Before Income Taxes	--	21	(8)	13
Income Tax Expense (Benefit)	(2)	--	5	3
Nonrecurring Income Tax (Benefit)	(14)	--	--	(14)
Net Income (Loss)	16	21	(13)	24
Preferred Stock Dividends	1	--	--	1
Net Income (Loss) Applicable to Common Shareowners	$ 15	$ 21	$ (13)	$ 23
Basic Average Common Shares Outstanding	417	--	25	442
Basic Net Income Per Share Applicable to Common Shareowners	$ 0.04	--	--	$ 0.05
Diluted Average Common Shares Outstanding	427	--	25	452
Diluted Net Income Per Share Applicable to Common Shareowners	$ 0.04	--	--	$ 0.05
Cash Operating Profit Data:				
Operating Income	$ 200	$ 27	$ 2	$ 229
Depreciation	206	9	--	215
Amortization	111	3	(2)	112
Cash Operating Profit	$ 517	$ 39	$ --	$ 556

The introductory information on Page 6 and the accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information on Page 15 are an integral part of these statements. Pro forma combined information should not be construed to be forecasts of future operating results.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
FOR THE QUARTER ENDED SEPTEMBER 29, 2000
(UNAUDITED; IN MILLIONS, EXCEPT PER SHARE DATA)

	Coca-Cola Enterprises Quarter Ended September 29, 2000	Herb Coca-Cola Quarter Ended September 29, 2000	Pro Forma Adjustments	Pro Forma Combined
Net Operating Revenues	$3,868	$228	$ --	$4,096
Cost of Sales	2,368	141	--	2,509
Gross Profit	1,500	87	--	1,587
Selling, Delivery, and Administrative Expenses	1,105	70	(1)	1,174
Operating Income	395	17	1	413
Interest Expense, Net	197	3	11	211
Other Nonoperating Expense, Net	--	1	--	1
Income (Loss) Before Income Taxes	198	13	(10)	201
Income Tax Expense (Benefit)	67	--	1	68
Nonrecurring Income Tax (Benefit)	--	--	--	--
Net Income (Loss)	131	13	(11)	133
Preferred Stock Dividends	1	--	--	1
Net Income (Loss) Applicable to Common Shareowners	$ 130	$ 13	$ (11)	$ 132
Basic Average Common Shares Outstanding	418	--	25	443
Basic Net Income Per Share Applicable to Common Shareowners	$ 0.31	--	--	$ 0.30
Diluted Average Common Shares Outstanding	427	--	25	452
Diluted Net Income Per Share Applicable to Common Shareowners	$ 0.30	--	--	$ 0.29
Cash Operating Profit Data:				
Operating Income	$ 395	$ 17	$ 1	$ 413
Depreciation	203	11	--	214
Amortization	113	2	(1)	114
Cash Operating Profit	$ 711	$ 30	$ --	$ 741

The introductory information on Page 6 and the accompanying Notes to Unaudited
Pro Forma Combined Condensed Financial Information on Page 15 are an integral
part of these statements. Pro forma combined information should not be construed
to be forecasts of future operating results.

COCA-COLA ENTERPRISES INC.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
FOR THE QUARTER ENDED JUNE 30, 2000
(UNAUDITED; IN MILLIONS, EXCEPT PER SHARE DATA)

	Coca-Cola Enterprises Quarter Ended June 30, 2000	Herb Coca-Cola Quarter Ended June 30, 2000	Pro Forma Adjustments	Pro Forma Combined
Net Operating Revenues	$ 4,027	$ 251	$ --	$ 4,278
Cost of Sales	2,483	155	--	2,638
Gross Profit	1,544	96	--	1,640
Selling, Delivery, and Administrative Expenses	1,156	73	(1)	1,228
Operating Income	388	23	1	412
Interest Expense, Net	200	3	11	214
Other Nonoperating Expense, Net	1	1	--	2
Income (Loss) Before Income Taxes	187	19	(10)	196
Income Tax Expense (Benefit)	64	--	4	68
Nonrecurring Income Tax (Benefit)	--	--	--	--
Net Income (Loss)	123	19	(14)	128
Preferred Stock Dividends	1	--	--	1
Net Income (Loss) Applicable to Common Shareowners	$ 122	$ 19	$ (14)	$ 127
Basic Average Common Shares Outstanding	420	--	25	445
Basic Net Income Per Share Applicable to Common Shareowners	$ 0.29	--	--	$ 0.29
Diluted Average Common Shares Outstanding	429	--	25	454
Diluted Net Income Per Share Applicable to Common Shareowners	$ 0.29	--	--	$ 0.28
Cash Operating Profit Data:				
Operating Income	$ 388	$ 23	$ 1	$ 412
Depreciation	196	11	--	207
Amortization	112	2	(1)	113
Cash Operating Profit	$ 696	$ 36	$ --	$ 732

The introductory information on Page 6 and the accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information on Page 15 are an integral part of these statements. Pro forma combined information should not be construed to be forecasts of future operating results.

COCA-COLA ENTERPRISES INC.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
FOR THE QUARTER ENDED MARCH 31, 2000
(UNAUDITED; IN MILLIONS, EXCEPT PER SHARE DATA)

	Coca-Cola Enterprises Quarter Ended March 31, 2000	Herb Coca-Cola Quarter Ended March 31, 2000	Pro Forma Adjustments	Pro Forma Combined
<S>	<C>	<C>	<C>	<C>
Net Operating Revenues	$ 3,293	$210	$ --	$ 3,503
Cost of Sales	2,012	126	--	2,138
Gross Profit	1,281	84	--	1,365
Selling, Delivery, and Administrative Expenses	1,137	69	(2)	1,204
Operating Income	144	15	2	161
Interest Expense, Net	196	4	11	211
Other Nonoperating Expense, Net	(1)	1	--	--
Income (Loss) Before Income Taxes	(51)	10	(9)	(50)
Income Tax Expense (Benefit)	(17)	--	--	(17)
Nonrecurring Income Tax (Benefit)	--	--	--	--
Net Income (Loss)	(34)	10	(9)	(33)
Preferred Stock Dividends	1	--	--	1
Net Income (Loss) Applicable to Common Shareowners	$ (35)	$ 10	$ (9)	$ (34)
Basic Average Common Shares Outstanding	421	--	25	446
Basic Net Income (Loss) Per Share Applicable to Common Shareowners	$ (0.08)	--	--	$ (0.08)
Diluted Average Common Shares Outstanding	421	--	25	446
Diluted Net Income (Loss) Per Share Applicable to Common Shareowners	$ (0.08)	--	--	$ (0.08)
Cash Operating Profit Data:				
Operating Income	$ 144	$ 15	$ 2	$ 161
Depreciation	204	11	--	215
Amortization	114	2	(2)	114
Cash Operating Profit	$ 462	$ 28	$ --	$ 490

The introductory information on Page 6 and the accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information on Page 15 are an integral part of these statements. Pro forma combined information should not be construed to be forecasts of future operating results.

COCA-COLA ENTERPRISES INC.
NOTES TO PRO FORMA COMBINED CONDENSED
FINANCIAL INFORMATION (UNAUDITED)

The following notes describe the pro forma adjustments necessary to reflect the effects of the acquisition.

NOTE A - Pro forma adjustments to "Selling, Delivery & Administrative Expenses" eliminate amortization of franchise and goodwill included in Herb Coca-Cola's results of operations.   Adjustments to eliminate goodwill and franchise amortization have been made to present pro forma financial information as of January 1, 2000 in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (FAS 142). Under the provisions of FAS 142, goodwill acquired in a business combination after June 30, 2001 is not amortized.   In addition, as franchise is classified as an intangible asset with an indefinite useful life according to FAS 142, any franchise acquired in a business combination after June 30, 2001 is also not amortized.

NOTE B - The pro forma adjustments to "Interest Expense, Net" reflect the additional interest costs on debt issued to fund the cash portion of the purchase price as if the debt were outstanding on January 1, 2000 and the reduction of interest expense as if the assumed debt was repaid on January 1, 2000.   These adjustments are made assuming an effective annual interest rate of 5.79%.

NOTE C - The pro forma adjustments to "Income Tax Expense (Benefit)" reflect the income tax attributes of the foregoing adjustments and the effect on the consolidated tax provision after inclusion of Herb Coca-Cola. On a quarterly basis, the pro forma adjustments reflect modifications to the Company's estimated effective annual income tax rate for full-year 2000 and 2001 giving effect to the results of operations of Herb Coca-Cola and the pro forma adjustments.

NOTE D - Pro forma basic and diluted net income (loss) per common share data are not presented for Herb Coca-Cola and pro forma adjustments because the results are not meaningful. All per share data is calculated prior to rounding to millions.

NOTE E - The Company's results include the following significant nonrecurring items: (i) a restructuring charge of $12 million related to operations in Great Britain, recognized in the second quarter of 2000, (ii) insurance proceeds of $20 million related to the Company's 1999 Belgian product recall, recognized in the third quarter of 2000, (iii) an income tax benefit of $14 million principally due to a rate change in France and a revaluation of income tax obligations, recognized in the fourth quarter of 2000, and (iv) an income tax benefit of $46 million principally due to rate changes in Canada, recognized in the second quarter of 2001.

Herb Coca-Cola's results include the following significant nonrecurring items: (i) net occupancy expense eliminated with the acquisition of $2 million per quarter from the first quarter of 2000 through the second quarter of 2001, (ii) employee loyalty bonuses of $20 million recognized in the second quarter of 2001, and (iii) bad debt expense of $6 million recognized in the second quarter of 2001.

EXHIBIT 99.1

INDEX TO COCA-COLA ENTERPRISES INC. PROFORMA COMBINED CONDENSED
FINANCIAL INFORMATION EXCLUDING
NONRECURRING ITEMS (UNAUDITED)

COCA-COLA ENTERPRISES INC.
PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION EXCLUDING
NONRECURRING ITEMS (UNAUDITED)

INTRODUCTORY INFORMATION

The following unaudited pro forma combined condensed financial information sets forth the combined results of operations of Coca-Cola Enterprises Inc. (the "Company") and Hondo Incorporated and Herbco Enterprises, Inc. (collectively, "Herb Coca-Cola") assuming the Company purchased Herb Coca-Cola as of January 1, 2000 and after excluding certain nonrecurring items described in the notes on page 21 from results of operations of the Company and Herb Coca-Cola. This pro forma financial information is provided solely for the purposes of additional analysis of the acquisition of Herb Coca-Cola and is not intended to be a presentation in conformity with the rules governing the preparation of pro forma financial information.

On July 10, 2001 the Company completed the acquisition of 100 percent of the outstanding common and preferred shares of Herb Coca-Cola. The results of Herb's operations have been included in the Company's consolidated statements since July 1, 2001. Herb Coca-Cola was previously the third largest bottler of products of The Coca-Cola Company in the United States. As a result of the acquisition, the Company will sell approximately 80% of The Coca-Cola Company's bottle and can volume in the United States. The Company also expects cost savings and system rationalization as a result of the proximity of Herb Coca-Cola's operations to its existing territories.

The total transaction value was approximately $1.4 billion, including cash of $1 billion and common stock of $400 million. The value of the 25 million shares issued was determined based on the average closing price of the Company's common shares over the two day period before and after the terms of the acquisition were finalized and agreed to. The total transaction value is comprised of approximately $1.3 billion for the bottling operations and $100 million for the value of incremental tax benefits associated with the structure of the transaction.

The following unaudited pro forma financial information should be read in conjunction with the Company's audited and unaudited financial statements, including the notes thereto, contained in: (i) the Coca-Cola Enterprises' Annual Report on Form 10-K for the year ended December 31, 2000 and (ii) Coca-Cola Enterprises' Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2000, June 30, 2000, September 29, 2000, March 30, 2001, and June 29, 2001.

The accompanying unaudited pro forma combined condensed statements of income excluding nonrecurring items for the six months ended June 29, 2001 and for the year ended December 31, 2000 and the unaudited pro forma combined condensed statements of income excluding nonrecurring items for each of the quarterly periods ended March 31, 2000, June 30, 2000, September 29, 2000, December 31, 2000, March 30, 2001, and June 29, 2001 present the combined operating results of the Company and Herb Coca-Cola as if the acquisition described above had occurred at the beginning of 2000. Certain reclassifications and adjustments have been made to the historical financial statements of Herb Coca-Cola to conform to the Company's financial presentation.

INTRODUCTORY INFORMATION - (CONTINUED)

This pro forma financial information is not intended to be indicative of the operating results that would have occurred if the acquisitions had been consummated in accordance with the assumptions set forth, nor is it intended to be a forecast of future operating results. Among the events and uncertainties which could adversely affect future periods are ineffective advertising, marketing and promotional programs that result in lower than expected volume, efforts to manage price that adversely affect volume, efforts to manage volume that adversely affect price, changes in the estimates of charges related to our anticipated restructuring, an inability to meet performance requirements for expected levels of marketing support payments from The Coca-Cola Company, material changes from expectations in the costs of raw materials and ingredients, an inability to achieve the expected timing for returns on cold drink equipment and employee infrastructure expenditures, an inability to meet projections for performance in newly acquired territories, potential assessment of additional taxes resulting from audits conducted by the Canadian Customs and Revenue Agency, unexpected costs or effect on European sales associated with conversion to the common European currency (the euro), and unfavorable interest rate and currency fluctuations. We caution readers that in addition to the above cautionary statements, all information contained herein should be read in conjunction with the detailed cautionary statements found on page 48 of the Company's Annual Report for the fiscal year ended December 31, 2000.

COCA-COLA ENTERPRISES INC.

PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
EXCLUDING NONRECURRING ITEMS
For the Quarters and the Six Months Ended June 29, 2001
(Unaudited; in millions, except per share data)

	Pro Forma Combined Quarter Ended March 30, 2001	Pro Forma Combined Quarter Ended June 29, 2001	Pro Forma Combined Six Months Ended June 29, 2001
<S>	<C>	<C>	<C>
Net Operating Revenues	$ 3,557	$4,356	$ 7,913
Cost of Sales	2,195	2,699	4,894
Gross Profit	1,362	1,657	3,019
Selling, Delivery, and Administrative Expenses	1,289	1,355	2,644
Operating Income	73	302	375
Interest Expense, Net	206	203	409
Other Nonoperating Expense, Net	--	--	--
Income (Loss) Before Income Taxes	(133)	99	(34)
Income Tax Expense (Benefit)	(45)	20	(25)
Nonrecurring Income Tax (Benefit)	--	--	--
Net Income (Loss)	(88)	79	(9)
Preferred Stock Dividends	1	1	2
Net Income (Loss) Applicable to Common Shareowners	$ (89)	$ 78	$ (11)
Basic Average Common Shares Outstanding	443	444	444
Basic Net Income (Loss) Per Share Applicable to Common Shareowners	$ (0.20)	$ 0.17	$ (0.03)
Diluted Average Common Shares Outstanding	443	452	444
Diluted Net Income (Loss) Per Share Applicable to Common Shareowners	$ (0.20)	$ 0.17	$ (0.03)
Cash Operating Profit Data:			
Operating Income	$ 73	$ 302	$ 375
Depreciation	224	236	460
Amortization	114	113	227
Cash Operating Profit	$ 411	$ 651	$ 1,062

The introductory information on pages 17 and 18 and the accompanying Notes to
Unaudited Pro Forma Combined Condensed Financial Information on page 21 are an
integral part of these statements. Pro forma combined information contained in
these statements should not be construed to be forecasts of future operating
results.

COCA-COLA ENTERPRISES INC.

PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
EXCLUDING NONRECURRING ITEMS
For the Quarters and the Year Ended December 31, 2000
(Unaudited; in millions, except per share data)

	Pro Forma Combined Quarter Ended March 31, 2000	Pro Forma Combined Quarter Ended June 30, 2000	Pro Forma Combined Quarter Ended September 30, 2000	Pro Forma Combined Quarter Ended December 31, 2000	Pro Forma Combined Year Ended December 31, 2000
Net Operating Revenues	$ 3,503	$4,278	$4,096	$3,789	$15,666
Cost of Sales	2,137	2,638	2,508	2,351	9,634
Gross Profit	1,366	1,640	1,588	1,438	6,032
Selling, Delivery, and Administrative Expenses	1,203	1,213	1,193	1,208	4,817
Operating Income	163	427	395	230	1,215
Interest Expense, Net	211	214	212	212	849
Other Nonoperating Expense, Net	--	2	1	4	7
Income (Loss) Before Income Taxes	(48)	211	182	14	359
Income Tax Expense (Benefit)	(16)	72	62	3	121
Nonrecurring Income Tax (Benefit)	--	--	--	--	--
Net Income (Loss)	(32)	139	120	11	238
Preferred Stock Dividends	1	1	1	1	3
Net Income (Loss) Applicable to Common Shareowners	$ (33)	$ 138	$ 119	$ 10	$ 235
Basic Average Common Shares Outstanding	446	445	443	442	444
Basic Net Income (Loss) Per Share Applicable to Common Shareowners	$ (0.07)	$ 0.31	$ 0.27	$ 0.02	$ 0.53
Diluted Average Common Shares Outstanding	446	454	452	452	454
Diluted Net Income (Loss) Per Share Applicable to Common Shareowners	$ (0.07)	$ 0.30	$ 0.26	$ 0.02	$ 0.52
Cash Operating Profit Data:					
Operating Income	$ 163	$ 427	$ 395	$ 230	$ 1,215
Depreciation	215	207	215	215	852
Amortization	114	112	113	113	453
Cash Operating Profit	$ 492	$ 746	$ 723	$ 558	$ 2,520

The introductory information on pages 17 and 18 and the accompanying Notes to
Unaudited Pro Forma Combined Condensed Financial Information on page 21 are an
integral part of these statements. Pro forma combined information contained in
these statements should not be construed to be forecasts of future operating
results.

COCA-COLA ENTERPRISES INC.
NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
EXCLUDING NONRECURRING ITEMS (UNAUDITED)

The following notes describe the pro forma adjustments necessary to reflect the effects of the acquisition and the nonrecurring items excluded from this supplemental presentation.

NOTE A - Pro forma adjustments included in "Selling, Delivery & Administrative Expenses" eliminate amortization of franchise and goodwill included in Herb Coca-Cola's results of operations. Adjustments to eliminate goodwill and franchise amortization have been made to present pro forma financial information as of January 1, 2000 in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (FAS 142). Under the provisions of FAS 142, goodwill acquired in a business combination after June 30, 2001 is not amortized. In addition, as franchise is classified as an intangible asset with an indefinite useful life according to FAS 142, any franchise acquired in a business combination after June 30, 2001 is also not amortized.

NOTE B - The pro forma adjustments included in "Interest Expense, Net" reflect the additional interest costs on debt issued to fund the cash portion of the purchase price as if the debt were outstanding on January 1, 2000 and the reduction of interest expense as if the assumed debt was repaid on January 1, 2000. These adjustments are made assuming an effective annual interest rate of 5.79%.

NOTE C - The pro forma adjustments included in "Income Tax Expense (Benefit)" reflect the income tax attributes of the foregoing adjustments and the effect on the consolidated tax provision after inclusion of Herb Coca-Cola. On a quarterly basis, the pro forma adjustments reflect modifications to the Company's estimated effective annual income tax rate for full-year 2000 and 2001 giving effect to the results of operations of Herb Coca-Cola and the pro forma adjustments.

NOTE D - The Company's results in the accompanying presentation exclude the following significant nonrecurring items: (i) a restructuring charge of $12 million related to operations in Great Britain, recognized in the second quarter of 2000, (ii) insurance proceeds of $20 million related to the Company's 1999 Belgian product recall, recognized in the third quarter of 2000, (iii) an income tax benefit of $14 million principally due to a rate change in France and a revaluation of income tax obligations, recognized in the fourth quarter of 2000, and (iv) an income tax benefit of $46 million principally due to rate changes in Canada, recognized in the second quarter of 2001.

Herb Coca-Cola's results presented exclude the following significant nonrecurring items: (i) net occupancy expense eliminated with the acquisition $2 million per quarter from the first quarter of 2000 through the second quarter of 2001, (ii) employee loyalty bonuses of $20 million recognized in the second quarter of 2001, and (iii) bad debt expense of $6 million recognized in the second quarter of 2001.

NOTE E - All per share data is calculated prior to rounding to millions.